ROBERT STEVENS

RECEIVER FOR BAKHU HOLDINGS CORP

In Nevada’s Eighth Judicial District in #A15-720990-C

December 6, 2017

United States Securities and Exchange Commission

Washington, D.C.

VIA EMAIL ONLY

RE:	Bakhu Holdings Corp, Form 10-12G
Form 10-12G Filed October 31, 2017 File No. 000-55862

Ladies and Gentlemen:

We are in receipt of your comment letter dated November 27, 2017 and have the following responses to the eleven (11) comments to our registration:

1.	Please clarify whether the company has filed all the documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act. We note that the company filed 1934 Exchange Act reports up until June 14, 2011 and just recently filed a Form 8-K on May 11, 2016. Additionally please address whether the company is a delinquent filer and any impact this may have on your business and stock.

RESPONSE

We have updated the “Business” section to include the following additional disclosure:

“The Company filed a Form S-1 on September 18, 2008, which was declared effective on October 1, 2008. The Company was required to file periodic reports under Section 15(d) of the Securities Exchange Act of 1934 and did so until June 14, 2011. The Company was never obligated to file under Section 12 or Section 13 of the Securities Exchange Act of 1934 since the Company was registered under the Securities Act of 1933 and did not register under the Securities Exchange Act of 1934 nor at any time was it required to do so.

The Company’s duty to file under Section 15(d) was automatically suspended by statute on August 1, 2010 because the Company had less than 300 shareholders and thereby satisfied its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934. The Company, however, did not file a Form 15 and may be a “delinquent issuer” since it did not file its periodic reports from June 14, 2011 to the present. The fact that the Company may have been delinquent for the period between June 14, 2011 and the filing of this Registration Statement may taint the reputation of the Company and make it difficult to obtain a desirable business combination and may negatively impact the business and the stock.

387 Corona St., Suite 555, Denver, CO 80218

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The Company, as a voluntary reporting issuer, filed a Form 8-K on May 11, 2016 noticing the appointment of a Receiver and providing notice for creditor claims. No creditor presented a claim in the receivership action to date. The Company further filed a Form D on May 16, 2016 noticing its intent to raise capital in a contemplated transaction that never occurred. The only financing transactions the Company has obtained are loan and note related transactions described on our balance sheets, and outlined in Exhibits 4.1 and 4.2 as well as a small bank revolving credit account. On November 11, 2017 the Company also filed a preliminary information statement on Schedule 14(c) noticing the proposed reverse split in the ratio of 200-1. These filings were made on a voluntary basis and not required under Section 12 of the Securities Exchange Act of 1934.

The Company attempted to execute a reverse stock split with FINRA on April 17, 2017 and was advised by FINRA staff that although Bakhu Holdings Corp was classified as a voluntary reporting issuer it was still required file all missing financial reports from June 14, 2011 to present and noticed a Form 15 was never filed to suspend its reporting obligations. The SEC in the Compliance and Disclosure Interpretation (“C&DI”) dated December 8, 2016 in question 153.01 stated, however: “By contrast, under Rule 15d-6, if an issuer has fewer than 300 security holders of record at the beginning of the fiscal year, a Form 15 should be filed to notify the Commission of such suspension, but the suspension is granted by statute and is not contingent on filing the Form 15.” FINRA disagreed with our position and subsequently denied our corporate action and refused to process our reverse stock split. FINRA indicated to the Receiver that one of the only acceptable solutions would be filing a Form 10-12G, hence our decision to file this registration.

While we feel the Company has satisfied its reporting obligations under Section 15(d), the Company may still be deemed to be a delinquent issuer. ”

2.	We note the company’s statement that “[w]hile the Company does not intend to retain any entity to act as a “finder”, the Company’s Management, through its various contacts and affiliations with other entities, including Somerset Capital Limited (“Somerset Capital”) which is controlled by the Receiver for the Company…” Please revise to clarify your statement.

RESPONSE

We have clarified the “Business of Issuer” section to read:

“While the Company does not intend to retain any entity to act as a “finder”, the Company’s Receiver, through his various business contacts, and through its various contacts and affiliations with other entities, including Somerset Capital Limited (“Somerset Capital”) which is controlled by the Receiver for the Company, will likely be the only resource for identifying an acquisition.”

3.	Please revise to define the term “Fiscal Year”. We may have further comment.

RESPONSE

This was a typo. We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to read:

“The Company has not conducted any active operations since the termination of the Memorandum of Understanding with Shenzhen Xinhonglian Solar Energy Co (“SXSE”), except for its efforts to locate suitable acquisition candidates.”

387 Corona St., Suite 555, Denver, CO 80218

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We further addressed the typo in Item 2, Financial Statements as:

“No revenue has been generated by the Company.”

We further addressed the typo in Executive Compensation as:

“The Company’s officer and directors have not received any cash or other compensation for the periods listed above.”

4.	Please revise to provide the disclosure required by Item 303(a) of Regulation S-K. We note that the company has incurred expenses of $57,725 and $29,607 in each of its last two years.

RESPONSE

We have inserted the following additional disclosure:

“In the previous two fiscal years our expenses were $57,725 and $29,607 respectively, consisting primarily of professional fees, receiver fees, administrative expenses and filing fees. The ongoing expenses of the Company will be related to seeking out a suitable acquisition as well as mandatory filing requirements including our reporting requirements under the Securities Exchange Act of 1934 upon effectiveness of this registration.

The Company continues to rely on borrowings and financings either arranged by the Receiver for the Company or through entities controlled by the Receiver. The Receiver has been authorized by the court to offer receiver certificates, exempt from registration under Section 3(a)(7) of the Securities Act of 1933 to aid in fund raising, but there can be no assurance that we will be successful in raising sufficient capital to cover our expenses. The order and motion allowing the Receiver to offer these certificates is attached as Exhibit 99.2”

5.	We note your description of the revolving note and your Exhibit 4.2. We note that the inconsistency with your description of the interest rate under the revolving note as “until paid in full at the rate of six percent (15%) per annum.”. Please revise as appropriate. Also please revise your reference to Exhibit 4.2 when you are describing the revolving note on page 7.

RESPONSE

This was corrected as follows:

“..until paid in full at the rate of fifteen percent (15%) per annum. This revolving note is attached as Exhibit 4.2. “

6.	We note the disclosure of the irrevocable proxy Alexander Deshin assigned to Somerset Capital Ltd on March 25, 2015. Please describe the material terms of the irrevocable proxy and the relationship between Mr. Deshin and Somerset Capital Ltd. Additionally please file the irrevocable proxy as an exhibit under Item 601(b)(10)(ii)(a) of Regulation S-K.

RESPONSE

387 Corona St., Suite 555, Denver, CO 80218

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We have attached a copy of the irrevocable proxy as Exhibit 99.1. The material terms of the proxy are described further under comment number 11 below, and added to the “Background” section of the Form 10-12G.

Further, we have added the following disclosure to the “Security Ownership of Certain Beneficial Owners and Management” section:

“The proxy that gave rise to the receivership proceeding states “for the purposes of appointing a Receiver under NRS 78.655 for the purposes of corporate reorganization and removal of any current officers and directors of the company.” Other than the irrevocable proxy attached as Exhibit 99.1 Mr. Deshin and Mr. Stevens have no other business dealings. Additionally, Mr. Deshin. has no direct or indirect ownership or control of Somerset Capital Ltd., which is the Receiver for Bakhu Holdings, Corp. Other than his shares in Bakhu Holdings Corp, Mr. Deshin has no ownership, control, or association with any entity directly or indirectly controlled by Mr. Stevens Somerset Capital Ltd. Somerset Private Fund, Ltd. except for his interest in Bakhu Holdings, Corp.”

7.	Please revise your Summary Compensation Table to have the Total column reflect the compensation in the All Other Compensation column.

RESPONSE

We have corrected the table as requested.

8.	We note that you indicate that on May 18, 2016 the company issued a receiver certificate to an unaffiliated individual in the amount of $10,000. Footnote 5 to your Financial Statements indicates that your receiver extended $10,000 in short term financing to the company for receiver certificates and it also indicates that the receiver extended an additional $9,188 in short term borrowings. It appears to us that Robert Stevens was appointed as receiver and that he is a related party. Please revise your disclosure to appropriately address these transactions or advise us.

RESPONSE

The financial statements have been corrected to reflect $10,000 in the form of a receiver certificate from an unaffiliated individual, $538 from a bank line of credit extended to Bakhu Holdings, Corp and $9,050 from related party, Somerset Private Fund, Ltd. The term “arranged for” was mistakenly typed “provided”, i.e., the Receiver arranged for an investor to provide $10,000 versus the Receiver provided $10,000 in financing for the estate. Stevens as court-appointed Receiver for Bakhu Holdings, Corp is the sole authority for the Company and thereby is an affiliate and a related party.

9.	Please revise to indicate the $7,500 advance under the unsecured revolving credit financing with Somerset Private Fund, Ltd. as noted on page 7. Please also indicate the outstanding balance of the revolving credit financing with Somerset Private Fund, Ltd.

RESPONSE

We have revised our disclosure as directed and it listed in number 8 above also to include the balance owed as of July 31, 2017. We have also corrected the amount to correctly reflect the full amount advanced by Somerset Private Fund, Ltd., to $9050. Specifically we have revised the section “Certain Relationships and Related Transactions to read:

387 Corona St., Suite 555, Denver, CO 80218

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Mr. Stevens as Receiver for the Company is a related party and an affiliate and president of Somerset Private Fund, Ltd. Somerset Private Fund Ltd has advanced $9050 under the terms of this revolving credit facility as of July 31, 2017.

The Company has a loan balance of $538 on a revolving credit line issued by its bank.

10.	We note that your balance sheet indicates that the company owes $19,588 for short term borrowings to related parties as of July 31, 2017. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding these related party transactions. We may have further comment.

RESPONSE

This comment was addressed in comment number 9 above and found in “Certain Relationships and Related Transactions”. Further, we corrected the verbiage in Section 5. “Related Party Transactions” to read:

“On May 19, 2016, we borrowed $10,000 in short term financing in the form of receiver certificates at an interest rate of 10%.These borrowings were incurred to help us pay for certain expenses associated with the administration of the receivership action as well as other basic corporate needs.. This receiver certificate was purchased by an unrelated individual. The Company also has a current balance owed on its bank credit line of $538.

As of July 31, 2017 the Company has indebtedness of $9050 to Somerset Private Fund, Ltd., an entity controlled by Mr. Stevens, which is considered to be a related party transaction and the Receiver by virtue of his court appointment is an affiliate and a related party. Loan amounts total $19,588 as of July 31, 2017 from both related and unrelated parties.”

11.	Please further describe the proceedings which led to the company being placed under the control of a receiver. Please also clarify the nature of the receivership with respect to the company. Additionally, also address this information in the Business – Organization and Business Operation section on page 2. See Item 8 of Form 10 and Item 101 and 103 of Regulation S-K.

RESPONSE

387 Corona St., Suite 555, Denver, CO 80218

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We have added the following background and timeline and added a section called “Background” under Item 1, Business, as we also included this information in Item 8. Legal Proceedings:

“As of March 2015 the officers and management of Bakhu Holdings, Corp had abandoned the Company and ceased communications with Alexander Deshin, its majority shareholder. Management had stopped reporting under Section 15(d) and failed to file the necessary reports with the Nevada Secretary of State. Mr. Deshin, for fear of loss of his investment desired to hire a professional firm to attempt to revive the company and replace its management.

Mr. Deshin executed an irrevocable proxy appointing of Somerset Capital Ltd as his proxy for the purposes of executing its duties under NRS 78.655 on March 25, 2015 which is attached as Exhibit 99.1. Robert Stevens is the president of Somerset Capital Ltd. This proxy was executed for the purposes of attempting to protect the interest of Mr. Deshin and all other stockholders and creditors and remove the officers and directors of the Company. Specifically the proxy states “for the purposes of appointing a Receiver under NRS 78.655 for the purposes of corporate reorganization and removal of any current officers and directors of the company.” Our legal counsel advised us that a more powerful remedy was available under NRS 78.630, and Somerset Capital Ltd. subsequently filed for a Petition and Writ of Injunction and the Appointment of a Receiver under NRS 78.630.

A Petition for Writ of Injunction and the Appointment of a Receiver under NRS 78.630 was filed on July 6, 2015 in Nevada’s Eighth Judicial District. The petition was granted and ordered on August 20, 2015. The petition and order are attached as Exhibit 99.2. Somerset Capital Ltd.’s Writ of injunction and Application for Receiver was granted in its entirety, and Somerset Capital Ltd, through the appointed Receiver, Robert Stevens was granted the authority to conduct the business of Bakhu Holdings, Corp.

The Receiver was granted full authority over the Company as described in the order attached as Exhibit 99.2 and allowed under statute. The Receiver terminated all known and unknown officers of Bakhu Holdings, Corp as of August 24, 2015.”

Sincerely,

Robert Stevens

robert@somerset.vc

720-442-7000 x303

387 Corona St., Suite 555, Denver, CO 80218

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